UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

On June 22, 2025, Aptorum Group Limited, a Cayman Islands exempted company with limited liability (“Aptorum”, “APM,” “Aptorum Group” or the “Company”) filed the original report on Form 6-K (the “Initial Report”) to report that it and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamR, with DiamiR surviving as a wholly owned subsidiary of Aptorum , and the surviving corporation of the merger with the Merger Sub (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.”

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement (the “Management Services Agreement”). In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025.

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As set forth in the Initial Report, the Termination Date for the Merger was initially set at December 31, 2025; the Management Services Agreement and Licensing Agreement were also set to expire on December 31, 2025. As the parties continue to work towards satisfying the closing conditions for the Merger, they recently agreed to extend the Termination Date and other agreements to July 31, 2026. The parties signed an amendment to the Management Services Agreement reflecting the extended term (the “Amendment”).

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Non-Solicitation

Additional Information about the Transactions and Where to Find It

In connection with the Merger and related transactions, Aptorum initially filed a registration statement on Form S-4 (File No. 333-290742) with the SEC, which was declared effective on May 13, 2026. Investors and security holders of Aptorum are advised to read the Form S-4, including all amendments because it contains important information about the transactions and the parties to the transactions.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities of Aptorum or DiamiR in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. A copy of Aptorum’s registration statement on Form S-4 can be viewed on the SEC’s website.

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
2.1	Merger Agreement by and between Aptorum and DiamiR, dated July 14, 2025 (1)
10.1	Management Services Agreement by and between Aptorum Therapeutics and DiamiR, dated July 14, 2025 (1)
10.2	Intellectual Property License Agreement by and between Aptorum Therapeutics, DiamiR LLC, and DiamiR, dated July 14, 2025 (1)
10.3	Amendment to the Management Services Agreement dated as of December 2, 2025 (2)
10.4	Second Amendment to the Management Services Agreement dated as of March 10, 2026 (3)
10.5	Third Amendment to the Management Services Agreement dated as of June 22, 2026

(1)	Incorporated by reference to the Current Report on Form 6-K filed on July 22, 2025

(2)	Incorporated by reference to the Current Report on Form 6-K/A filed on December 5, 2025

(3)	Incorporated by reference to the Current Report on Form 6-K/A filed on March 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer

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